Strategic Partners Mutual Funds, Inc.
For the period ended 10/31/06
File number 811-08085


SUB-ITEM 77D
Policies With Respect to Security Investment

 STRATEGIC PARTNERS MUTUAL FUNDS, INC.
 Strategic Partners Mutual Funds, Inc.

Strategic Partners Balanced Fund
Strategic Partners Capital Growth Fund
Strategic Partners Concentrated Growth Fund
Strategic Partners Core Value Fund
Strategic Partners Equity Income Fund
Strategic Partners High Yield Bond Fund
Strategic Partners International Growth Fund
Strategic Partners Large Cap Core Fund
Strategic Partners Mid-Cap Growth Fund
Strategic Partners Mid-Cap Value Fund
Strategic Partners Small-Cap Growth Fund


Supplement dated July 24, 2006
to
Prospectus and Statement of Additional Information dated
February 27, 2006

Proposed Fund Reorganizations

   The Board of Directors of Strategic Partners Mutual Funds, Inc. recently approved the submission of reorganization proposals to shareholders of the Funds listed below (each an Acquired Fund). For each Acquired Fund, the proposal is to approve or disapprove a Plan of Reorganization under which each Acquired Fund would transfer all of its assets to, and all of its liabilities would be assumed by, an acquiring fund, also listed below (each an Acquiring Fund). If approved, each whole and fractional share of each class of the applicable Acquired Fund would be exchanged for whole and fractional shares of equal net asset value of the same class of the Acquiring Fund. Outstanding shares of the Acquired Fund would be then cancelled and the Acquired Fund would subsequently be liquidated. Shareholders are expected to vote on the proposals at shareholder meetings dated as listed in the following chart:

Acquired 				Acquiring 			Shareholder
Fund 					Fund 				Meeting Date

Strategic Partners 		Strategic 			November 16, 2006
Capital Growth Fund	 	Partners Style
					Specific Funds/
					Jennison Conservative
					Growth Fund

Strategic Partners 		Prudential Investment 	November 16, 2006
Balanced Fund			Portfolios, Inc./
					Dryden Active
					Allocation Fund
Strategic Partners 	Dryden High Yield Fund, Inc. 	November 16, 2006
High Yield Bond Fund

Strategic Partners 	Prudential World Fund, 		November 30, 2006
International Growth 	Inc., Dryden International
Fund				Equity Fund

Strategic Partners 	Jennison U.S. Emerging 		November 30, 2006
Mid-Cap Growth Fund 	Growth Fund, Inc.

Strategic Partners 	Jennison Value Fund 		November 30, 2006
Core Value Fund

Strategic Partners 	Dryden Tax-Managed 		December 7, 2006
Large Cap Core Fund 	Funds/Dryden Large Cap
				Core Equity Fund

Strategic Partners 	Strategic Partners 		December 7, 2006
Concentrated Growth 	Opportunity
Fund 				Funds/Jennison
				Select Growth Fund

Strategic Partners 	Jennison Small Company 		December 7, 2006
Small-Cap Growth Fund 	Fund, Inc

Proposed New Subadvisors: Strategic Partners Mid-Cap Value Fund
& Strategic Partners Equity Income Fund

   The Board of Trustees of Strategic Partners Mutual Funds, Inc. also recently approved the submission of proposals to shareholders of the Strategic Partners Mid-Cap Value Fund (Mid-Cap Value Fund) and Strategic Partners Equity Income Fund (Equity Income Fund). For each Fund, the proposal is to replace the Fund's current subadvisor(s) with a new subadvisor that is affiliated with each Fund's Investment Manager. Shareholders are expected to vote on the proposals at joint shareholder meetings to occur on or about October 16, 2006. Information about the proposals is set out below.

   The current subadvisor(s) to each Fund are set forth in the following table. If shareholders approve the proposal to replace a Fund's current subadvisor(s), the subadvisory agreement with the current subadvisor(s) will be terminated and the proposed new subdvisor identified in the following table will replace the current subadvisor(s). It is anticipated that if shareholders approve the proposal, the new subdvisor will assume responsibility for the day-to-day management of the Fund's portfolio as soon as practicable following shareholder approval.


Fund				Current 				Proposed New
				Subadvisor(s) 			Subadvisor

Mid-Cap Value Fund	Neuberger Berman 			Quantitative
				Management, Inc. 			Management
									Associates LLC
									(QMA)



Equity Income Fund	AllianceBernstein, L.P. 	Jennison
..       			T. Rowe Price 			Associates LLC
				Associates, Inc. 			(Jennison)

   If shareholders of a Fund approve the proposal to retain a new subadvisor, the Board has approved changes to certain of the investment strategies and policies followed by the Fund. These changes, which are further explained below, do not require shareholder approval.

Proposed Changes in Investment Policies: Mid-Cap Value Fund

   Currently, the Fund seeks to achieve its investment objective by utilizing a value-oriented investment approach. This strategy is explained in detail in the prospectus. QMA intends to manage the Fund utilizing a disciplined, quantitative approach to identify attractive, undervalued companies based on such measures as low price/earnings multiples. QMA refers to this investing approach as the "Value Equity" investment philosophy. The value equity stock selection process will utilize a bottom-up, quantitative investment process.

   Currently, the Fund's prospectus does not discuss or disclose the ability of the Fund to purchase securities on a when-issued, delayed-delivery or forward commitment basis. The prospectus will be amended to state that the Fund may purchase securities on a when-issued, delayed delivery or forward commitment basis.

   Currently, the Fund will not purchase securities when outstanding borrowings are greater than 5% of the Fund's total assets. This policy will be discontinued, but the Fund will continue to be subject to the Fund's current fundamental policy regarding borrowing.

   Currently, the Fund may invest up to 10% of total assets, measured at the time of investment, in equity and debt securities of foreign companies that are denominated in foreign currencies (there is no limit on the percentage of Fund assets that may be invested in securities of foreign companies that are denominated in U.S. dollars). This policy will change to provide that the Fund may invest in foreign securities up to 20% but usually less than 10% of total assets, including stocks and other equity-related securities, money market instruments and other investment-grade fixed income securities of foreign issuers.

The policy will further provide that the Fund does not consider
ADRs, ADSs and other similar receipts or shares traded in U.S.
markets to be foreign securities.

   Currently, the Fund's prospectus does not discuss or disclose the ability of the Fund to invest in real estate investment trusts (REITs). The Fund's prospectus will be amended to provide that the Fund may invest up to 25% but usually less than 10% of total assets in securities of REITs.

   In order to reflect the appointment of QMA as the Fund's subadvisor, if the proposal to retain QMA as the Fund's new subadvisor is approved, the Fund intends to change its name to Dryden Mid-Cap Value Fund.

   QMA is an indirect, wholly-owned subsidiary of Prudential Financial, Inc. As of March 31, 2006, QMA had approximately $55 billion in assets under management (this figure includes approximately $6 billion in assets for which QMA, as balanced manager, allocates to affiliated and unaffiliated managers). QMA's address is Gateway Center Two, 100 Mulberry Street, Newark, New Jersey 07102.

Proposed Changes in Investment Objective & Investment Policies:
Equity Income Fund

   Currently, the Fund's investment objective is to seek long-term growth of capital and income while attempting to avoid excessive fluctuations in market value. The investment objective of the Fund will change to seek income and capital appreciation.

   Currently, the Fund utilizes the Russell 1000 Value Index as the benchmark index for performance comparisons. The benchmark index utilized by the Fund will change to the Lipper
Equity Income Index.

   Currently, the Fund seeks to achieve its investment objective by investing primarily in the equity securities of U.S. companies that the subadvisor believes are undervalued. The Fund's investment policy will change to provide that, in pursuing its investment objective, the Fund will invest under normal circumstances at least 65% of its total assets in income-producing equity and equity-related securities.

   Currently, the Fund follows a fundamental policy of not purchasing any security if, as a result, more than 25% of the value of the Fund's assets would be invested in the securities of issuers having their principal business activities in the same industry. This fundamental policy will not change, but for purposes of the fundamental policy, the Fund will adopt the Global Industry Classification Standards (GICS) published by Standard & Poor's in order to determine industry classifications and will utilize the GICS sub-industry classifications for purposes of monitoring compliance with the 25% limitation. The use of GICS is not a fundamental policy of the Fund and may be changed in the future without shareholder approval.

   Currently, the Fund's prospectus provides that the Fund may invest in foreign securities, but that it will not do so unless such securities are listed on a national securities exchange. This policy will change to provide that the Fund may invest up to 50% of total assets in foreign securities including stocks and other equity-related securities, money market instruments and other investment-grade fixed income securities of foreign issuers. The prospectus will be further amended to provide that American Depositary Receipts (ADRs), American Depositary Shares
(ADSs) and other similar receipts or shares traded in U.S. markets are not considered to be foreign securities.

   Currently, the Fund's prospectus discloses that equity securities include common stocks and securities convertible into or exchangeable for common stocks, including warrants and rights. The prospectus will be amended to provide that equity and equity-related securities include common stock, nonconvertible preferred stocks and convertible securities, warrants and rights that can be exercised to obtain stock, investments in various types of business ventures including partnerships and joint ventures and business development companies, securities of real estate investment trusts (REITs) and income and royalty trusts, publicly-traded master limited partnerships, American Depositary Receipts (ADRs) and other similar securities.

   Currently the Fund's prospectus does not discuss or disclose the ability of the Fund to invest in Exchange-Traded
Funds (ETFs). The prospectus will be amended to provide that the Fund may invest in exchange-traded funds (ETFs) and other investment companies subject to the limitations under the Investment Company Act of 1940.

   Currently, the Fund's prospectus does not discuss or disclose the ability of the Fund to invest in Real Estate Investment Trusts (REITs). The prospectus will be amended to provide that the Fund may invest in securities of real estate investment trusts (REITs) up to 35% of its total assets.

   Currently, the Fund's prospectus does not discuss or disclose the ability of the Fund to participate in the initial public offering (IPO) market. The prospectus will be amended to provide that the Fund may participate in the initial public offering (IPO) market.

   Currently, the Fund's prospectus discussion with respect to the ability of the Fund to invest in illiquid or restricted securities does not discuss or disclose the ability of the Fund to invest in securities sold in private placements, 144A offerings, as well as "private investment in public equity
(PIPE)" offerings. The prospectus will be amended to explain that illiquid or restricted securities include securities sold in private placement transactions, private investment in public equity (PIPE) offerings, and securities sold to qualified institutional buyers under Rule 144A of the Securities Act of 1933.

   Currently, the Fund distributes dividends on an annual basis. The dividend distribution schedule will change to provide for distribution of dividends to shareholders on a quarterly basis.

   In order to reflect the appointment of Jennison as the Fund's subadvisor, if the proposal to retain Jennison as the Fund's new subadvisor is approved, the Fund intends to change its name to Jennison Equity Income Fund.

   Jennison is an indirect, wholly owned subsidiary of Prudential Financial, Inc. As of December 31, 2005, Jennison managed in excess of $72 billion in assets. Jennison has served as an investment adviser since 1969 and has advised investment companies since 1990. Jennison's address is 466 Lexington Avenue, New York, NY 10017.

Proposed Amendment to Management Agreement: Mid-Cap Value Fund and Equity Income Fund

   The Board of Trustees of Strategic Partners Mutual Funds, Inc. recently approved the submission of a proposal to shareholders of the Mid-Cap Value Fund and the Equity Income Fund. For each Fund, the proposal is to approve or disapprove an amendment to the Management Agreement. Shareholders are expected to vote on the proposals at joint shareholder meetings to occur on or about October 16, 2006. Information about the proposals is set out below.

   Currently, Mid-Cap Value Fund and Equity Income Fund are co-managed by Prudential Investments LLC (PI) and American Skandia Investment Services, Inc. (ASISI) which serve as co-investment managers pursuant to the terms of a management agreement (Management Agreement) executed between PI, ASISI and Strategic Partners Mutual Funds, Inc. Shareholders will be asked to approve an amendment to the Management Agreement to remove ASISI as co-manager, which means that PI will serve as sole investment manager under the Management Agreement.

   The elimination of ASISI as co-manager is not expected to result in any changes in the nature or quality of the investment advisory or administrative services furnished under the Management Agreement, and the management fee payable to PI will be identical to the management fee payable to ASISI under the Management Agreement.

 Fund Name Changes

   On or about December 29, 2006, the name of Strategic
Partners Mutual Funds, Inc. will change to JennisonDryden Mutual
Funds, Inc.

   On or about December 29, 2006, the name of Strategic
Partners Money Market Fund, which is a series of Strategic
Partners Mutual Funds, Inc., will change. The new name of the Fund will be Dryden Money Market Fund.